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06017591

September 29, 2006


SEC MAIL
RECEIVED
PROCESSING
OCT 04 2006
WASH. D.C.
210
SECTION

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

| | Announcement | Issue Date |
|---|---|---|
| 1. | Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – Clem Constantine | September 29, 2006 |
| 2. | Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – Graham Oakley | September 29, 2006 |

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

By: [signature]
George Rudy
Authorized Representative

Enclosures

dlw 10/25

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**



SEC MAIL
RECEIVED
PROCESSING
OCT 0 4 2006
DC 210
SECTION


This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*
MARKS AND SPENCER GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
DISCLOSURE RELATES TO POINT (i)
3. Name of *person discharging managerial responsibilities/director*
CLEM CONSTANTINE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
DISCLOSURE RELATES TO POINT 3
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
ORDINARY 25p SHARES
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
CLEM CONSTANTINE
8 State the nature of the transaction
PURCHASE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
4,000 ORDINARY SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£6.299

14. Date and place of transaction

26 SEPTEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

24,000 ORDINARY SHARES

16. Date issuer informed of transaction

27 SEPTEMBER 2006

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

...................................

24. Name of contact and telephone number for queries
ANTHONY CLARKE
020 8718 9940
**Name and signature of duly authorised officer of *issuer* responsible for making notification**
ANTHONY CLARKE

**Date of notification**
29 SEPTEMBER 2006
END

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

GRAHAM OAKLEY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES TO POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

OMX SECURITIES NOMINEES LIMITED

8 State the nature of the transaction

EXERCISE OF EXECUTIVE SHARE OPTION AND SUBSEQUENT SALE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

97,643 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

97,643 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

EXERCISE PRICE £2.97

SALE PRICE £6.43

14. Date and place of transaction

28 SEPTEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

66,711 ORDINARY SHARES

16. Date issuer informed of transaction

29 SEPTEMBER 2006

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

....................................

18. Period during which or date on which it can be exercised

....................................

19. Total amount paid (if any) for grant of the option

....................................

20. Description of *shares* or debentures involved (*class* and number)

....................................
....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....................................

22. Total number of *shares* or debentures over which options held following notification

....................................

23. Any additional information

………………………………………

24. Name of contact and telephone number for queries
ANTHONY CLARKE
020 8718 9940

**Name and signature of duly authorised officer of *issuer* responsible for making notification**
ANTHONY CLARKE

**Date of notification**
29 SEPTEMBER 2006
END